UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

              General form for registration of securities of small
               business issuers Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                     TOUPS TECHNOLOGY LICENSING INCORPORATED
                     ---------------------------------------
                 (Name of Small Business Issuer in its charter)

         Florida                                  59-3462501
       -----------                            -----------------
(State or other jurisdiction of       (I.R.S. Employer Identification No.)
incorporation or organization)

             7887 Bryan Dairy Road, Suite 105, Largo, Florida 33777
             -----------------------------------------------------
              (Address of principal executive offices) (Zip Code)

Issuer's telephone number:  (813)-548-0918

Securities to be registered under Section 12(b) of the Act:

           None                                     None
           -----                                   ------
     Title of each class                 Name of each exchange on which
     to be so registered                 each class is to be registered

Securities to be registered under Section 12(g) of the Act:

                                Par $.001 Common
                                ----------------
                                (Title of class)


                                       (1)

                                    CONTENTS

                                     PART I

ITEM 1  DESCRIPTION OF BUSINESS............................................3

ITEM 2  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION..........8

ITEM 3  DESCRIPTION OF PROPERTY...........................................10

ITEM 4  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT....11

ITEM 5  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS......11

ITEM 6  EXECUTIVE COMPENSATION............................................12

ITEM 7  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS....................13

ITEM 8  DESCRIPTION OF SECURITIES.........................................13


                                     PART II

ITEM 1  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON..........14
        EQUITY AND OTHER SHAREHOLDER MATTERS

ITEM 2  LEGAL PROCEEDINGS.................................................14

ITEM 3  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.....................14

ITEM 4  RECENT SALES OF UNREGISTERED SECURITIES...........................14

ITEM 5  INDEMNIFICATION OF DIRECTORS AND OFFICERS.........................15


                                    PART F/S

AUDITOR'S REPORT AND ACCOMPANYING FINANCIAL STATEMENTS....................15


                                    PART III

ITEM 1  INDEX TO EXHIBITS.................................................23

SIGNATURES................................................................24



                                      (2)

                        ITEM 1 - DESCRIPTION OF BUSINESS

     Toups Technology Licensing, Incorporated, was incorporated in the state of Florida on July 28, 1997 ("Toups Technology" or the "Company"). The Company was formed to facilitate the market applications of late-stage technologies primarily in the energy, environmental and natural resources market segments.

     The Company has not been the subject of any bankruptcy, receivership or similar proceeding and has not undertaken any material reclassification, merger, consolidation or sale of assets.

     The Company intends to achieve its business purpose by entering into exclusive licensing agreements which grant the Company the exclusive manufacturing and marketing rights to technologies with applications in the energy, environmental and natural resource market segments. The Company does not intend to acquire rights to technologies which are subject to short-term obsolescence such as computers or computer software or technologies in need of further research and development. Instead, the Company selects proprietary products or devices within its market segments which management perceives are not subject to rapid change and can be delivered to the marketplace within a three to six month period. To date, the Company has entered into three agreements, all of which are more fully described below.

Principal Products or Services

     The Company currently has three technologies under license which are in various stages of market entry:

Balanced Pistons Valve ("BP Valves")

     The Company received purchase order for certain BP Valves in January and specification designs from prospective end users during February. Based on these orders, the Company anticipates generating revenues commencing the second quarter, 1997.

     On November 1, 1997, the Company entered into a world wide exclusive license agreement with Robert Jaeger, who was the owner of the Balanced Piston Fluid Valve. The ownership of the BP Valves is based on United States Patent 5,309,934 Balanced Piston Fluid Valve issued May 10, 1994 and United States Patent 5,421,358 Fluid Valve Mechanism and Valving Method issued June 6, 1995. The BP Valve invention relates to regulating the flow of fluids in piping systems and machinery through a valve closure made by fitting together old and well known elements to form a new result. The ease of closure achieved through the BP Valve invention translates into higher speed - smaller automated valve assembly size - lighter weight - longer life - reduced system costs reduced system complexity - ease of computer control and monitoring. The Company has retained Robert Jaeger, two, full-time selling engineers and one full-time design engineer to assist in the manufacturing and marketing BP Valves. The Company is currently testing prototype valves and has initiated direct marketing activities for the sale of the BP Valves. The Company intends to outsource the manufacture and assembly of valves on a per order basis. The Company intends to conduct all designed and other technical drawings relating to its BP Valves at its facilities in the Pinellas Science Technology and Research Center located at 7887 Bryan Dairy Road, Largo, Florida.

AquaFuel.

     The Company is engaged in certain scientific documentation and anticipates marketing products and services derived from the AquaFuel technology commencing during the third quarter, 1997.

     On November 3, 1997, the Company executed a world wide exclusive license agreement with William Richardson, the owner of AquaFuel. The ownership rights to AquaFuel is based on United States Patent Number 5,435,274 titled Electric Power Generation Without Harmful Emissions dated July 25, 1995 and United States Patent Number 5,692,459 titled Pollution-Free Vehicle Operation dated December 2, 1997. AquaFuel is a water-derived alternative fuel technology, which, in the opinion of management, affords a number of prospective applications including:
(1) a clean synthetic gas that emits no harmful emissions; (2) feedstock for chemical extraction that would allow the production of pure hydrogen and/or carbon dioxide; (3) desalination of salt water (by product of creating gas); (4) organic or farm-animal waste disposal; (5) industrial waste disposal; co-generation of electricity and; (6) fuel for internal combustion engines. The Company has retained inventor and patent owner William Richardson and has engaged the International Basic Research ("IBR") through its President Dr. Ruggero Santilli as Theoretician to document the scientific characteristics of the AquaFuel technology.



                                      (3)

     The Company is currently manufacturing and assembling the AquaFuel prototype apparatus at its facilities in the Pinellas Science Technology and Research Center. Thereafter, the Company may either manufacture additional AquaFuel devices at its headquarters facility in the Pinellas Science Technology and Research Center or may outsource such manufacturing. The Company anticipates that the AquaFuel prototype will be completed by March 31, 1997. There is, however, no assurance that the prototype will be completed by that date and a delay in the completion date could have a material adverse affect on the Company relating to the market introduction of the AquaFuel technology.

Balanced Oil Recover System Lift ("BORS Lift").

     The Company has thus far received purchase orders for 27 BORS Lifts at the purchase price of $7,500 each. The Company anticipates deriving revenues from the sale of pumps beginning the second quarter, 1997. The Company is manufacturing the BORS Lift at its facilities in Largo, Florida.

     On January 15, 1998, the Company executed an exclusive Manufacturing License Agreement with Gerold Allen for the rights to manufacture the BORS Lift. Ownership of the BORS Lift is not based on any patent or similar device. The BORS Lift Pump is designed to replace traditional oil patch pump jacks. The BORS Lift is a device developed in response to the current high cost/low production of stripper wells (oil wells that produce 10 barrels or less per day) which contributed to a flat-lining of the annual domestic oil production. The unit is comprised of hardware that is both positioned above ground and downhole as well as a programmable logic controller. The Company has retained inventor Gerold Allen and is currently manufacturing BORS Lifts at its headquarters facility. The Company intends to manufacture the hardware portion and assemble the components of the BORS Lift device at its headquarters facilities in the Pinellas Science Technology and Research Center.

Product background

     As it relates to BP Valves, the initial thrust of standard line prototype development is targeting three broad spectrum core valve group design concepts. Each of the three concepts consists of a basic valve structure with a different application target focus. Initial valve flow capacity of 1/2" nominal porting has been selected based on the ability to market products across the broadest industrial valve application range encompassing both fluid power and fluid process control. Each basic structure is a nucleus whereupon application specific attachments are added to fulfill a variety of particular customer needs.

     The basic structure will often be modified to accommodate various pipeline and system installation requirements. Attachments will include actuators for manual, electric, and fluid powered driving of the core components. These actuators will range from simple hand operated knobs and levers to highly engineered electromechanical motors and solenoids as well as pneumatic and hydraulic prime movers. Other attachments include feedback devices monitoring valve position for computer and automatic control. The Company's initial BP Valve product line consists of:

1 2-way unidirectional basic valve structure starting with a simple on/off mode of flow control. The above mentioned actuator sub-assemblies will be developed for attachment installation along with feedback options. The Company has manufactured 24 prototype models which are being used for sales demonstration and testing.

2    3-way   multidirectional   flow  structure   valve  will  provide   various
     capabilities such as flow stream diverting, mixing, and directional control.

3 regulator/pilot type valve will provide automatic control and performance enhanced actuation drive options.

     Each one of these valve groups represent product lines with the capability of being both scaled up or scaled down to meet standard customer market system flow capacities and performance needs. Basic models and spare parts can be pre-manufactured to maintain a stock valve and parts inventory available for rapid customer order turnaround time delivery.

     As it relates to the AquaFuel Technology, the Company has identified two prospective applications. The first relates to a product in the form of a gas created through the AquaFuel process and the second application relates to utilizing the AquaFuel apparatus for certain water reclamation and organic waste disposal activities.



                                      (4)

     The AquaFuel Technology makes use of a new carbon electrode arc technology used underwater to produce a new clean-burning, low-cost alternative synthetic gas or syngas called AquaFuel. To make AquaFuel, an ac or dc electric arc tunnels through water between the tips of carbon electrodes. The 5,000 to 7,000 degrees Fahrenheit heat from the arc dissociates nearby water molecules into hydrogen and oxygen atoms. Carbon atoms break loose from the electrodes and form bonds in this high energy plasma soup. The resulting hydrogen/carbon/oxygen molecules cool and bubble up to the surface in the surrounding water.

     This renewable, inexhaustible, lighter-than-air syngas can be produced and used in place of costly, non-renewable, pollution generating fossil fuels. AquaFuel can be produced practically anywhere, in large or small production facilities. The process works with any type of water including salt, tap, river or even distilled water and with no electrolyte or any other additives required. The AquaFuel apparatus can also serve as a means to reclaim polluted waterways or for use in the disposal of organic (farm-animal) waste.

     While the gaseous material (AquaFuel) requires scientific documentation before any significant comparisons can be made relating to AquaFuel versus fossil fuels, the currently available evidence has identified the following characteristics:

1.AquaFuel is lighter than air because it continues to rise in the atmosphere;

2.AquaFuel does not self-combust because of its very low content of oxygen;

3.AquaFuel is largely composed of H2, CO and other hydrocarbons and oxygen;

4.AquaFuel can run existing internal combustion engines with insignificant modification;

5. AquaFuel has astonishingly low pollutant content as in its exhaust as compared to other fuels such as gasoline, methane, coal, etc.

6. No pollution control equipment is needed for burning AquaFuel;

7. Engine oil remains much cleaner when burning AquaFuel;

8. The main gas produced in burning AquaFuel is carbon dioxide which can be dissolved in water and precipitate into useful solid carbonate products;

9 AquaFuel is a stable, permanent gas and is in no way similar to the mixture of hydrogen and oxygen emitted from ordinary electrolysis;

10. AquaFuel can be stored in ordinary tanks either as a gas or in its liquid form;

11.AquaFuel is cheaper,simpler, and more practical to produce than other fuels such as gasoline, methane or pure hydrogen;

12.AquaFuel is safer to use than other fuels because when ignited, it burns without exploding;

13. The AquaFuel technology can be used for the recycling or organic, industrial and sewer waste.

     The Company is currently engaged in the process of documenting the scientific attributed and character of the AquaFuel process and gas. See Management's Discussion and Analysis or Plan of Operation.

     As it relates to the BORS Lift Technology The BORS Lift unit uses an oil recovery tube that is attached to material similar to that used as seat belts in most cars. The material guides these "cups" down into the well and into the oil column that is contained within the production casing of the well. As these cups dip into the oil column, the BORS Lift units stops, then reverses direction to come back "up-hole." The BORS Lift unit is stationed approximately 20 feet from the well bore hole. PVC piping is reversibly inclined such that the metal sweep is higher than the entrance into the BORS Lift unit.

     An oil transfer pump located inside the small holding tank then transfers the oil to a nearby collection tank. After a 2 to 3 minutes drain time, the machine then reverses direction to send the "cups" down the hole again into the oil column without going into the water column which is situated below the oil column. The result is minimal to no water lifted and no saltwater disposal systems typically used with such wells are required. The BORS Lift operates on a 3/4 horse power electrical motor that drives the unit and programmable logic controller which combined utilizes less than $15 of electric power per month per pump.

                                       (5)

     The BORS Lift unit employs a Programmable Logic Controller to self correct operational problems that the pure mechanical lifting device encounters in specific field applications. The Programmable Logic Controller is literally the brains of the BORS Lift unit.

Principal Markets

     As it relates to the BP Valves design, the Company envisions that the use of valves is not limited to a particular market segment. The US demand for industrial valves will advance 6.8 percent per annum to $11.8 billion in the year 2000, based on heightened capital spending and rising production levels in key end-uses (i.e., chemicals and other process industries). Gains will result from an increasing emphasis on modernization and automation of production processes, both to remain globally competitive and to reduce product costs through improved operating efficiencies. The introduction of more advanced, energy efficient and generally better performing valves will further spur gains, as utilities and other end-users seek components which streamline operations and require less maintenance. This drive to modernize will also support dollar gains, as end- users become increasingly willing to purchase more capital-intensive valve products, aware that in the long-run these larger up-front outlays will reduce operating costs.

     As it relates to the AquaFuel device, the Company believes its primary markets will be the energy market as it relates to the gas created through the AquaFuel device and environmental markets as its relates to utilizing the apparatus as a remediation device. However, the Company is currently engaged in a series of scientific documentation relating to the AquaFuel technology which is designed, among other things, to further identify prospective applications. Accordingly the Company is unable at this time to provide any meaningful market information. As it relates to the BORS Lift device, the Company acts as the exclusive manufacturer for a specific type of oil-well pump. The Company envisions it will initially market the BORS Lift primarily to small, privately-owned oil companies. The Company operates on the premise that in 1992, when the majors produced a per company average of 345,000 barrels per day and the mid-level publicly-traded oil and gas companies produced an average of 10,000 barrels per day, the remaining oil and gas companies produced an average of only 300 barrels per day.

     These small private producers are quite numerous, accounting for about 7,400 of the nearly 8,000 companies reporting oil and/or natural gas production in the United States in 1992. In the same year, 427 publicly traded corporations disclosed that Standard Industrial Code (SIC) 1311 (oil and gas extraction) was one of the industries in which they operate, of which 327 stated that SIC 1311 was their primary industry.

Distribution methods

     As it relates to BP Valves, the Company is currently marketing sub-license agreements with valve manufacturing entities which sub-license agreements would allow the licensee to develop the BP Valve technology into a specific application which, at this time, cannot be known. In addition, the Company intends to develop a core group of design concepts which can be marketed directly to valve end-users. The Company has retained two, full time selling agents that dedicate 100% of their time and expertise in executing TTL's direct valve marketing program.

     As it relates to AquaFuel, the Company intends to enter arrangements such as sub-license, joint-ventures and/or strategic alliances relating to the technology on an application/geographic basis and to market the resultant fuel directly to the consumer. The Company's Vice President, Sales and Marketing dedicates a portion of his time to investigating various AquaFuel revenue opportunities. As the Company completes third-party documentation relating to the AquaFuel process and resultant gas, Toups Technology may increase its inhouse selling program or may outsource marketing responsibilities to firms which are currently engaged in the business of developing sub-license, joint-venture or strategic alliances.

     As it relates to the BORS Lift, the Company has been engaged strictly as the hardware manufacturer relating to the mechanical portions of the pump and to conduct final assembly and delivery. Marketing of the BORS Lift is the responsibility of Lift Pump, L.L.C.,, an Oklahoma Limited Liability Company formed by the pump inventor Gerold Allen. The Company is a 20% owner of Lift Pump, L.L.C.,.

Competitive business conditions

     As it relates to BP Valves, approximately 250 companies participate in the US valves industry, although aggressive acquisition activity has reduced the base of producers and suppliers to some extent. The two largest producers -- Watts Industries and Emerson Electric -- together supply about ten percent of the market. The other top manufacturers, each with less than 2.5 percent of the market, are Crane, Neles-Jamesbury (UPM-Kymmene), Tyco, Duriron and Keystone International.

                                      (6)

     The US industrial valve industry is very price competitive and relatively mature. Although the variety of products spans from fire hydrants (which have experienced very few innovations in recent decades) to smart valves, which utilize microchip technology to integrate with other plant systems and provide diagnostic and maintenance feedback, valves nevertheless remain a commodity-like product. Thus, to gain market share, competitors must offer favorable pricing, full service packages and a consistent array of new and better performing valves (well over a hundred new valve products were introduced in 1995 alone). However, product differentiation is difficult to achieve in such an environment. Many producers therefore target individual markets, specialty niches and product segments, although large producers generally offer a full valve line.

     The US industrial valve industry is comprised of a variety of manufacturers typically engaged in specialize not only in the design and production of valves, but also entire fluid control systems and automation systems. Contrastingly, many of the smaller companies involved in the industry produce only a limited line of valves as their primary business activity. Hansen, for instance, manufactures valves for refrigeration applications. In addition, some very large firms engaged in diverse activities target particularly lucrative niches (such as Honeywell, via its Skinner subsidiary).

     At present, the top five manufacturers within the valve industry are comprised of:(derived from Freedonia Market Research Group, October 1993)

              CompanyMarket Share

              Emerson Electric           3.8
              KSB                        2.9
              Kitz                       2.4
              BTR                        2.4
              Keystone International     1.9

     As it relates to AquaFuel Technology, the Company believes it can market the resultant gas as a product in competition with conventional resources such as propane and natural gas. Further, the Company envisions it can provide a reclamation service for the AquaFuel apparatus. However, in both cases, final application determinations await certain testing and as such, the Company is unable to provide an industry-specific discussion of potential markets.

     However, the Company estimates that the AquaFuel Technology, in both the gas and reclamation market segments, will be in competition with long-established providers that have substantially greater marketing and financial resources and as such, may preclude any significant deployment of the AquaFuel Technology.

As it relates to the BORS Lift Technology, Management is of the view that the a significant number of domestic oil wells fit the definition of a "stripper" well and are prime candidates for the net efficiency increase afforded through an BORS Lift.

     The U. S. Department of Energy in the annual Energy Review reports that despite the fact there are large numbers of oil wells drilled each year, the total number of producing wells (oil & gas) does not increase because of the large number of marginally profitable wells that cease production based on economic factors.

     Three main factors contribute to the number of marginal wells which are abandoned each year: The production of large amounts of water in conjunction with production of small amounts of oil; cost to provide power to operate each well exceeds the revenues produced and/or; the daily flow of oil decreases to the point that continued operation is no longer economically feasible. The Company believes the BORS Lift device can enhance marginal wells to the point of profitability and therefore extend the life of fields which would otherwise cease operation.

Patents and royalty agreements

     The Company has entered two agreements relating to four U. S. patents and a manufacturing agreement. All three agreements are summarized below and each requires advance and on-going royalty payments.

     Relating to BP Valves, on the 3rd of November, 1997, the Company executed a exclusive agreement to design, manufacture and sell or otherwise commercialize technologies based on U. S. Patent 5,309,934 Balanced Piston Fluid Valve and U.
S. Patent 5,421,358 Fluid Valve Mechanism and Valving Method (collectively "BP Valves"). BP Valves agreement contains customary elements relating to agreements of this nature and will, at a minimum, provide that (i) the duration of the agreement is for the life of the patent: (ii) each license agreement will be for an initial period of one-year whereafter it can be renewed for three-year periods at the Company's discretion; (iii) the subject of the license will be all present technologies and all future improvements and developments. The license agreement obligates the Company to pay an annual 6% royalty fee. The Company is also required to make a one-time advance payment of $36,000 upon execution of the license agreement which is to be applied toward 1/2 the first twelve months royalty fees.

                                      (7)

     The advance royalty fee will be retained by the recipient regardless of the performance of BP Valves in the marketplace. One of the Company's Directors is the beneficial owner of approximately 30% of patents relating to BP Valves.

     Relating to AquaFuel, on the 3rd of November, 1997, the Company executed an exclusive agreement to design, manufacture and sell or otherwise commercialize the water-derived fuel technology based on United States Patent 5,435,274 Electric Power Generation Without Harmful Emissions and United States Patent 5,692,459 Pollution Free Vehicle Operation (collectively, "AquaFuel"). The AquaFuel Agreement contains customary elements relating to agreements of this nature and, at a minimum, provides that (i) the duration of the agreement is for the life of the patent: (ii) each license agreement will be for an initial period of one-year whereafter it can be renewed for three-year periods at the Company's discretion; (iii) the subject of the license will be all present technologies and all future improvements and developments. The license agreement obligates the Company to pay a royalty fee of 6% of annual revenues related to the sale of AquaFuel and related products or services. The Company is also required to make a one-time advance payment of $60,000 in four quarterly installments of $15,000 each quarter. Advance royalty fees shall be applied toward 1/2 the first twelve months royalty fees. The advance royalty fee will be retained by the recipient regardless of the performance of AquaFuel in the marketplace. The License Agreement allows the principals of the AquaFuel patent 90 days from the date of execution to conclude agreements with the nations of Australia, Austria, Britain, France, Japan, Mexico and Taiwan. If the principals of the AquaFuel patent are unable to conclude such negotiations within 90 days, then the Company is entitled to a 50% portion of any agreements negotiated after that date. One of the Company's Directors is the beneficial owner of approximately 30% of patents relating to AquaFuel.

     Relating to BORS Lift, the Company executed a five-year Manufacturing License Agreement effective January 1, 1998, by and between Gerold Allen ("Licensor") and Toups Technology Licensing, Inc., ("Licensee") (the "BORS Lift Agreement"). The BORS Lift Agreement requires the Licensee to pay a 6% royalty fee to the Licensor of the net sales price received from the sale of BORS Lifts. The BORS Lift Agreement requires the Company to remit an advance first year royalty payment of $80,000 in increments of $20,000 each with the first due upon execution and the remainder due in equal amounts every three months thereafter. However, the BORS Lift Agreement acknowledge the Company will not be required to remit the remaining $60,000 advance royalty payments if the payment of the first three BORS Lifts is not received. The BORS Lift Agreement further requires the Company to manufacture a minimum of 100 pumps in the first year and not less than three hundred pumps each year thereafter. The BORS Lift Agreement remains in effect until December 31, 2002.

     The Company currently has 10 full-time employees and one employ who provide 50% of his time in matters relating to the AquaFuel process. None of the Company's employees are covered by collective bargaining agreements. Messrs. Jaeger, Richardson and Allen have agreements relating to their services regarding BP Valves, AquaFuel and BORS Lift technologies, respectively. The Company's employees are classified as:

                  Executive          3
                  Sales              3
                  Engineering        4
                  Other              1
                  --------------------
                  Total Employees   11

       ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The Company was organized during July, 1997, became operational on November, 1, 1997 and has no earnings to date. The Company's initial success is predicated on successfully marketing applications of the AquaFuel, BP Valves and the BORS Lift technologies. To date the Company has funded its operations through the private sale of its securities. To date, the Company has received orders for 27 BORS Lifts at the purchase price of $7,500 and anticipates delivery during March and April. To date, the Company has received orders and/or specification sheets for its BP Valves which management estimates will result in revenues during the second quarter, 1997. The Company does not anticipate marketing its AquaFuel technologies until commencing with the third quarter, 1997. The Company believes its cash reserves together with net-income from operations are sufficient to satisfy the Company's cash requirements for at least the next twelve months.

     The technologies licensed by the Company to date have been developed during the past 3 - 5 years. The Company's strategy envisions acquiring a license for the technology thereby avoiding the research and application development expenses. The Company has decide to proceed in this manner because it believes the expenses of developing new technologies can result in significant losses which must be recouped prior to achieving a profitable operation. At the point in time when the Company acquires a particular license, the underlying technology the Company anticipates that it will be ready for entrance into the market place and not in the development or start-up state. This strategy is designed to enable the Company to achieve revenues for its licensed technologies within approximately six months of obtaining the license.

                                      (8)

     An example of the Company's plan of operation is reflected in the BORS Lift. With the BORS Lift, the Company executed its manufacturing agreement on January 15, 1998 and as of February 20, 1998, has received orders totaling more than $200,000 in gross sales. Another example of the Company's plan of operation is reflected in the BP Valve. With the BP Valve, the Company executed its agreement on the 3rd of November, 1997 and received its first purchase order on the first of January, 1998.

     The Company has not relied on anything other than the opinion of management in developing the business plan for AquaFuel, BORS Lift and BP Valves. The Company is therefore subject to all the risks inherent in any start-up venture, many of which are beyond the control of management. Among the factors which could adversely effect the Company's on-going operations include lack of market acceptance for the applications developed from the Company's licensed technologies; inability to manufacture products developed from the Company's licensed technologies or, if accepted and produced, an inability of the Company to profitably sell such products or services in light of existing marketplace competitors most of which have substantially greater financial resources and historical operating performance.

     On March 2, 1998, the Company executed a Letter of Intent with A. M. W. Metal Fabricators, a Florida Corporation, relating to the Sale of A. M. W. Stock in exchange for stock of the Company. A. M. W. Metal Fabricators is a metal fabrication company which specializes in advanced micro welding. The Company proposed the acquisition of A. M. W. Metal Fabricators because, if acquired, A.
M.  W.  Metal   Fabricators  would  bring  a  heighten  level  of  manufacturing capabilities through its micro-welding division and would represent a significant reduction in the manufacturing costs associated with the BORS Lift. Pursuant to the Letter, the Company has proposes to issue 500,000 of its restricted $.001 par value Common Shares in exchange for 100% of the capital stock of A. M. W. Metal Fabricators. Under the terms of the Letter, the Company is to complete an audit by its independent auditors as a condition precedent to the transaction proposed in the Letter. The Company anticipates the audit will be complete during April-May, 1998. The Company does not anticipate any expense for product research and development during the next twelve months. The Company is engaged in documenting the theoretical aspects of its AquaFuel technology and in acquiring third-party testing/verification.

     On January 15, 1998, the Company engaged the Institute for Basic Research ("IBR") through its President Dr. Ruggero Maria Santilli, to conduct theoretical evaluations in the form of a series of technical reports relating to the AquaFuel technology. The Company has caused for the first of four Technical Papers to be produced.

     The IBR is comprised of approximately 100 scholars plus 30 members with dual affiliations to universities and research institutions throughout the world. Each IBR member is selected based on an expertise in the fields of contemporary mathematics, physics, biology and other, related fields. The IBR is headquartered at the Castle Prince Pignatelli, in Molise, Italy and has editorial offices in Palm Harbor, Florida. The IBR is the publisher of Algebras, groups and Geometries (15 years of publication), Hadronic Journal (20 years of publication) and Hadronic Journal supplement (12 years of regular publication).

     Dr. Ruggero Maria Santilli has been engaged by the Company as Theoretician charged with organizing the Company's scientific documentation of the AquaFuel technology. Dr. Santilli is the current President and Professor of Theoretical Physics for the IBR and is the author of over 150 research papers, 12 advanced monographs and editor of 30 volumes of conference proceedings and collected works.

     Dr. Santilli has held faculty or visiting positions at the University of Miami, Boston University, M.I.T., Harvard University Departments of Physics and Mathematics, J.I.N.R., Dubna Russia, Ukraine, Romanian and Estonian Academies of Sciences. Dr. Santilli received a Ph.D. in Theoretical Physics at the University of Turin, Italy in 1966 and is the recipient of two Gold Medals for scientific merits.

     Among the factors under review for scientific documentation or third-party analysis include:

1.  Measure the energy content of AquaFuel per unit volume;

2.  Measure  the  individual  isotopes  in  AquaFuel   originating  from  triple
    distilled water;

3. Measure the chemical composition of AquaFuel originating from triple distilled water;

4. Measure the chemical composition of AquaFuel originating from liquids inclusive of waste to be recycled;

                                      (9)

5. Identify the chemical structure of the exhaust following combustion;

6. Identification of physical characteristics of AquaFuel such as specific density;

7.  Identification of compressibility to liquid state;

8.  Identification of the structure of the electric discharge;

9. Optimization of AquaFuel.

     The Company contemplates it will have completed the scientific documentation of the AquaFuel process and fuel during March, 1998. To date the AquaFuel gas has been measured against gasoline at Briggs & Stratton with the following results. AquaFuel demonstrated a substantial reduction in pollutants with minimal loss in power.

                           Briggs & Stratton Test Data
                              Gasoline         AquaFuel
                              --------         --------

         RPM                    3060            3060
         Torque                 3.45            3.20
         Horsepower             2.05            1.86
         Oil Temperature        227 degrees     165 degrees
         Exhaust Temperature    751 degrees     637 degrees
         Hydrocarbons          2436 ppm         185 ppm
         CO%                  4.343           0.039
         CO2%                12.086          14.695
         Oxygen%              0.544           7.100
         Hydrocarbons        13.367           0.001g/hr
         Nitrogen Oxides      5.921           0.002 g/hr
         CO                 421.141           0.002 g/hr

     The Company occupies approximately 5,000 square-feet within the 96-acre Pinellas Science Technology and Research Center ("STAR Center") in Largo, Florida. Formerly used by Lockheed Martin Specialty Components, Inc. ("Lockheed Specialty Components") as a provider of nuclear triggers for the Department of Energy ("DOE"), the STAR Center has been converted into a technology incubator for engineering firms and specialty manufacturers.

     When the Department of Energy no longer had use for the facility, an extraordinary amount of high technology manufacturing equipment became available for STAR Center tenets at the rate of $1.00 per year. Under this program, the Company has already acquired an estimated $500,000 in various computer, manufacturing and high-technology equipment at a cost of $1.00 per year. The Company does not envision therefore a need to make any significant purchase of equipment in the course of establishing and operating its manufacturing capabilities.

                        ITEM 3 - DESCRIPTION OF PROPERTY

     The Company's headquarters and manufacturing facility occupies approximately 5,000 square-feet within the 96-acre Pinellas Science Technology and Research Center ("STAR Center") located at 7887 Bryan Diary Road, Suite 210, Largo, Florida, 33777. The Company issued 120,000 of its restricted Common Shares to InterSource Health Care, Inc. in exchange for the use of 5,000 square feet for a period of twelve months, which twelve months ends December 31, 1998. Thereafter, the Company intends to negotiate a lease directly with the STAR Center.

     InterSource Health Care, Inc., is a privately-held medical equipment brokerage firm which refurbishes and resells used medical equipment. InterSource is unrelated to Toups Technology except for common ownership. The Company's Chief Executive Officer and Chief Financial Offer are Directors and shareholders of InterSource. Neither individual received any of the restricted Common Shares issued to InterSource in exchange for its use of the facilities.

     Formerly used by Lockheed Martin Specialty Components, Inc. as a provider of nuclear triggers for the Department of Energy ("DOE"), the STAR Center has been converted into a technology incubator for engineering firms and specialty manufacturers. The STAR Center is a 739,873 square-foot complex comprised of 17 separate buildings; a 150,000 square foot, 16 foot high bay manufacturing area and approximately 100 separate areas including laboratories, production space and offices. The STAR Center contains world class analytical laboratory facilities for chemical, metallurgical, ceramic, polymer and environmental analysis. Distributed computer networks throughout the facility and full manufacturing machine shop capability including several CNC lathes, 4-axis machine centers, automatic CNC screw machines and wire EDM facilities.

     The Company does not invest in real estate or real estate mortgages nor does the Company invest in the securities of or interests in persons primarily engaged in real estate activities.

                                      (10)

     ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The  Company  has   9,100,214   shares  of  its  Common  Stock  issued  and
outstanding. The following table sets forth, as of January 31, 998, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

         Beneficial  ownership of the Company's Common Stock

                            (1)               (2)
                         Name and         Amount and
                        Address of        Nature of
                        Beneficial        Beneficial            (3)
   Title of Class         Owner             Owner        Percent of Class
   --------------         -----             -----        ----------------

   Common           Leon H. Toups          3,200,000            35.1%
                    418 Harbor View Lane
                    Largo, Florida 33770

   Common           Mark Clancy            1,600,000            17.5%
                    417 Barrett Court
                    Tampa, Florida 33617

   Common           Michael Toups          1,600,000            17.5%
                    400 Palm Drive
                    Largo, Florida 33770

   Common           Jerry Kammerer         1,600,000            17.5%
                    1421 Water View Drive
                    Largo, Florida 33771

   Common           Charles McClure          250,000             2.7%
                    701 Bayshore Blvd #201
                    Tampa, Florida 33606

   Common           Officers and Directors 8,250,000            90.3%
                    (five persons)

----------
(1) Mr. L. Toups serves as the Company's President, Chief Executive Officer and Chairman of the Board of Directors. Mr. Clancy serves as a Director and as the Corporate Secretary and Vice President, Sales and Marketing. Mr. M. Toups serves as a Director and as the Company's Chief Financial Officer and Vice President, Finance. Mr. Kammerer serves as a Director and as the Company's Vice President, Technology Development. Mr. McClure serves as a Director and as the Company's Patent Advisor.

(2 All Shares issued to named persons and Officers and Directors as a group were issued upon incorporation in lieu of salary. None of the named persons and Officer and Directors as a group are holders of any options, warrants, right conversion privileges or similar items.

(3) The Company has not granted any options, warrants, rights conversion privileges or similar items. There are no provisions which allow for a change in control of the issuer beyond the annual election of Directors. The Company is unaware of any voting trusts or similar agreements among its Shareholders.

      ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     Directors and Executive Officers. The following Directors and Executive Officers have served in their respective capacities since July 28, 1997. The Directors were re-elected for the current term at a Meeting of Shareholders conducted January 5, 1998. None of the Directors hold similar positions in any reporting company.

     Chairman of the Board of Directors, President and Chief Executive Officer Leon H. Toups (58). Mr. Toups' past professional experiences include from 1980 to present as President and Chairman of the Board of Directors, DMV, Inc., Clearwater, Florida. DMV is a private business consulting company. Prior thereto, from 1973 to 1980, Mr. Toups served as President and Chief Operating Officer, as a Member, of the Board of Directors and as a Member of the Executive Committee for Chromalloy American Corporation, St. Louis, Missouri and as President, Chromalloy Natural Resources Company, Houma, Louisiana. Chromalloy American was an international conglomerate with sales of approximately $1.6 billion which employed 32,000 people worldwide and traded its capital stock on the New York Stock Exchange. Mr. Toups holds the following degrees: M.S. Aerospace Engineering, University of Florida; M.S. Mechanical Engineering, Georgia Tech; B.S. Mechanical Engineering, Georgia Tech. From 1968 - 1969 attended M.I.T. on a NASA Hugh Dryden Fellowship

                                      (11)

     Director and Vice President, Technology Development, Jerry Kammerer (53). Mr. Kammerer's past professional experiences include from 1980 through the present, President, Filter and Systems, Inc., Minneapolis, Minnesota; Co-founder of New Thermal Technologies, Inc., Clearwater, Florida. and as a Director of Ceramic Rotors, Inc., Clearwater, Florida. Prior thereto, Mr. Kammerer was a licensed developer involved in the following projects: President, Kam Builders, Inc.; President, HPI Development and Construction Company; President, The Adonis Group, Inc.. Mr. Kammerer holds a B.A., Business Administration, Fort Lewis College, Durango, Colorado and a B.A., Faith Theological College, Scottville, Michigan.

     Director, Vice-President, Finance, Chief Financial Officer, Michael P. Toups (32). Mr. Toups' past professional experiences include from: 1996 to present as a Director and Vice President, Finance for InterSource Health Care, Inc., Clearwater, Florida ; 1992 through Present, Vice President, Finance and Operations, DMV, Inc., Clearwater, Florida. Mr. Toups holds an MBA, University of Notre Dame with concentrations in finance and marketing and a BA, Business Administration, Texas Christian University.

     Director, Corporate Secretary and Vice President, Sales and Marketing, Mark Clancy (42). Mr. Clancy's past business experiences include from: 1993 to Present, Compliance Officer, DMV, Inc., Largo, Florida; 1996 to Present, President, Total Kids, Incorporated, Tampa, Florida. Total Kids, Inc., a service corporation which intends to engage in the operation of child-care centers. Prior thereto, Mr. Clancy as General Sales Manager, WRCC FM Radio, Cape Coral, Florida and as Sales Consultant, WIZD FM Radio, West Palm Beach, Florida. Mr. Clancy holds an AA from Hillsborough Community College, Tampa, Florida.

     Director and Patent Advisor, Charles A. McClure (71). Mr. McClure's past professional experiences are as an active member of District of Columbia, Florida and Pennsylvania Bar. Registered Patent Attorney (regn. No 17,177) in United States Patent Office. Originally E.I. duPont de Nemours & Company legal department, Wilmington, Delaware. Subsequently in private practice in
Philadelphia for two decades and as a full-time practitioner of intellectual property law in Tampa, Florida since 1983. Mr. McClure holds an A.B. in Chemistry, Oberlin College; an MS in Physics and J.D. in Law, University of Illinois; an MBA, Management, Wharton School, University of Pennsylvania, and; MA, PhD, Communications, Annenberg School, University of Pennsylvania.

     The Company's Chief Financial Officer, Vice President, Finance and Director Michael Toups is the son of the Company's President, Chief Executive Officer and Chairman of the Board of Directors, Leon H. Toups.

                         ITEM 6 - EXECUTIVE COMPENSATION

     The following table depicts all plan and non-plan compensation awarded to, earned by or paid to the named executive officer of this corporation for the period indicated:

                    Annual                      Long Term
                  Compensation                Compensation
                  ------------                ------------

        (a)           (b)       (c)       (d)       (e)
                                                Restricted
                                                   Stock       Total
 Name and Principal            Salary    Bonus    award(s)  Compensation
       Position       Year      ($)       ($)       ($)         ($)
       --------       ----      ---       ---       ---         ---

Leon H. Toups         1997    $2,000      $0       $3,200      $5,200
President
Chief Executive Officer

Mark Clancy           1997    $2,000      $0       $1,600      $3,600
Corporate Secretary
Vice President, Sales
& Marketing

Jerry Kammerer(f)     1997    $2,000      $0        $1,600     $3,600
Vice President,
Technology Development

Michael Toups         1997    $2,000      $0        $1,600     $3,600
Vice President, Finance

----------
(a) All named executive Officers have served in their respective capacities Since formation of the Company.

(b) The Company was incorporated during July, 1997. As such, the information provided relates to the short-year then ended December 31, 1997.

                                      (12)

(c) All named Officers have agreed to serve in their respective capacities at the rate of $4,000 per month until such time as the Company's Board of Directors authorizes an increase. Such an increase would be predicated on prevailing industry standards and the existent financial situation of the Company. The Board of Directors may authorize an increase in the compensation of the Company's executive officers without a vote of Shareholders.

          The Company began organizational/business planning activities during March, 1997. At that time, executive officers elected to accept restricted Shares of the Company's $.001 par value Common Stock in lieu of salary. The Company currently pays its Officers an entry rate of $4,000 per month. During November, the Company began to compensate its Officers at the rate of $1,000 cash per month. During February, 1998, the Company began compensating its Officers at the rate of $4,000 cash per month.

(d) The Company did not make any bonus payments to its executive officers during the short year August - December, 1997. However, the Company may in the future develop programs which may include bonus payments.

(e) Each Officer received their shares upon incorporation at par value in lieu of cash compensation.

     The Company does not compensate its Directors for their participation. Charles McClure, the Company's Patent Advisor and a Director was given a one-time grant of 250,000 of the Company's Restricted $.001 par value Common Shares. Mr. McClure is not scheduled to receive any further payments from the Company in either cash or stock except as to which he would be entitled in the execution of the Technology Licensing Agreements to which he is a party.

     The Company does not provide for agreements with any of its executive officers. However, the company may in the future need to compete for the services of its executive officers at which time the Board of Directors may adopt and require its executive officers to execute employment agreements.

     ITEM 7 - CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

 The Company's Director and Patent Advisor Mr. Charles McClure is a 30% partner to the BP Valve Agreement and the AquaFuel Agreement. Accordingly, Mr. McClure is entitled to 30% of all royalty payments which have been or which are scheduled to be paid in the performance of these Agreements.

     Two of the Company's Officers and Directors are each 15% shareholders in Lift Pump, L.L.C., an Oklahoma Limited Liability Company formed by Gerold Allen to conduct the marketing and maintenance of the BORS Lift. The Company is a 20% shareholder in Lift Pump, L.L.C. As such, when sales of the BORS Lift are made, the Company and two of its Officers and Directors will receive a pro rata portion of the net proceeds thereto. The Lift Pump, L.L.C.,, intends to assume its responsibilities immediately following the initial placement and payment of the first three BORS Lifts. The Company may incur certain as yet unknown expenses in the course of operationally activating Lift Pump, L.L.C.,

                       ITEM 8 - DESCRIPTION OF SECURITIES

     The Company is authorized to issue up to 20,000,000 shares of Common Stock, par value $.001 per share and 10,000,000 shares of Preferred Stock, par value $1.00 per share. As of the date hereof, none of the Preferred Shares were outstanding and there were 9,100,214 Common Shares outstanding.

     Of the 9,100,214 Common Shares, 8,610,000 Common Shares are "restricted securities" as that term is defined and, in the future, said Shares may only be sold upon compliance with Rule 144, adopted under the Securities Act of 1933. Further, in Securities and Exchange Commission (SEC) Release No. 33-7390 Revision of Holding Period Requirements in Rules 144 and 145 the SEC amended the holding period contained in Rule 144 to permit the resale of limited amounts of restricted securities by qualified persons after a one-year, rather than a two-year, holding period. Also, the amendments permit unlimited resales of restricted securities held by non-affiliates of the Company after a holding period of two years, rather than three years.

     As of the date of this Form 10-SB, None of the Company's Officers, Directors, associates, employees or affiliates hold any free-trading Common Shares. There are no promoters, consultants, underwriters or persons or firms acting in any similar capacity associated with the Company.

     Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by Shareholders. The Common Shares do not have cumulative voting rights. Therefore, holders of a majority of the Common Shares are also members of the Board of Directors. A majority vote is also sufficient for most other actions requiring the vote or concurrence of Shareholders. The Company's
Officers and Directors as a group (five persons) own directly approximately 90.3% of the Issuer's capital stock. As such, these individuals will be in a position to constitute a majority of the Shareholders at any vote of shareholders including the election of Directors.

                                      (13)

     All Shares are entitled to share equally in dividends when and if declared by the Board of Directors out of funds legally available therefore. It is anticipated that the Company will not pay cash dividends on its Shares in the foreseeable future. In the event of liquidation or dissolution of the Company, whether voluntary or involuntary, holders of the Shares are entitled to share equally in all assets of the Company legally available for distribution to Shareholders. The holders of Shares have no preemptive or other subscription rights to acquire authorized but unissued capital stock of the Company, and there are no conversion rights or redemption or sinking fund provisions with respect to such Shares. All of the outstanding Shares and those Shares issued in accordance with this offering will be fully paid and non assessable.

                                     PART II

           ITEM 1 - MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     To date there is no public trading market for the Company's securities.

     The Company intends to apply for inclusion of the Common Shares on the NASDAQ OTC (Over the Counter) Bulletin Board. However, there can be no assurances that an active trading market will develop, even if the securities are accepted for quotation.

     Quotations on the Nasdaq OTC Bulletin Board reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     As of 28 February, 1998, Company had 41 Shareholders of Record.

     Holders of the Company's Common Stock are entitled to dividends when, as and if declared by the Board of Directors out of funds legally available therefore. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future.

     The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

     The Company registrar and transfer agent is Continental Stock Transfer & Trust Company.

                           ITEM 2 - LEGAL PROCEEDINGS.

     The Company is not subject to any legal proceedings. The Company is unaware of any governmental authority that is contemplating any procedure to which the Company is a participant.

             ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     Toups Technology has never had any disagreements with its accountants.

                ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

     On incorporation, the Company issued 8,250,000 of its $.001 par value Common Shares to its Officers and Directors in lieu of salary. The 8,250,000 shares were issued as "restricted shares" which can only be resold if a registration statement relating to said securities is effective or if qualified counsel opines that such registration is not required.

     On November 1, 1997, in conjunction with the execution of the BP Valve License Agreement, the Company issued 25,000 of its $.001 par value Common Shares to the Licensor. The 25,000 shares were issued as "restricted shares" which can only be resold if a registration statement relating to said securities is effective or if qualified counsel opines that such registration is not required.

     On November 1, 1997, in conjunction with the execution of the AquaFuel License Agreement, the Company issued 50,000 of its $.001 par value Common Shares to the Licensor. On January 29, 1997, in conjunction with AquaFuel, the Company issued 10,000 of its $.001 par value Common Shares to the Licensor. The 50,000 and 10,000 shares were issued as "restricted shares" which can only be resold if a registration statement relating to said securities is effective or if qualified counsel opines that such registration is not required.

     Between November 8, 1997 and January 15, 1998, the Company issued 25,000, 10,000, 50,000 and 10,000 of its $.001 par value Common Shares to its employees Messrs DeCara, Reilly, Santilli and Lindfors, respectively. The 95,000 shares were issued as "restricted shares" which can only be resold if a registration statement relating to said securities is effective or if qualified counsel opines that such registration is not required.

                                      (14)

     On December 1, 1997, the Company entered an agreement with InterSource HealthCare, Inc. underwhich the Company would occupy 5,000 square-feet of office/manufacturing space which was under a lease between InterSource and the STAR Center. The Agreement required the Company to issue 120,000 of its restricted Common Shares to InterSource in exchange for the use of the facilities. Two of the Company's Officers and Directors are also Officers and Directors of InterSource. Upon receipt of the 120,000 restricted Common Shares, InterSource distributed the Shares to its employees except for the individuals who are also Officers and Directors of Company.

     On January 29, 1998, in conjunction with the BORS Lift License Agreement, the Company issued 60,000 of its $.001 par value Common Shares to Messrs Greever and Allen in increments of 30,000 per individual. The 60,000 shares were issued as "restricted shares" which can only be resold if a registration statement relating to said securities is effective or if qualified counsel opines that such registration is not required.

     Between November 1, 1997 and February 28, 1998, the Company sold 864,535 Shares of its $.001 par value Common Stock at approximately $0.67 (sixty-seven) per Common Share to 4 accredited investors and 18 unaccredited investors which investors purchased such securities pursuant to an exemption from registration according to Regulation D, Rule 504 (the "Private Offering"). There were no underwriters involved in the Private Offering and no commissions were paid nor discounts given to any individual.

               ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Article III of the Company's by-laws provide for the indemnification of directors in that Directors of this Corporation shall not be personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless the director breached or failed to perform his duties as director.

     Article VI of the Company's by-laws provide for the indemnification of officers, directors, employee and agents of the Company. Such indemnification is available to any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation. Further

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                    PART F/S

     The following is the Auditor's Report and accompanying audited balance sheets of Toups Technology Licensing, Inc. (A Development Stage Company) as of December 31, 1997 and January 31, 1998, and the related statements of operations, stockholders' equity and cash flows for the period from July 28, 1997 (date of Inception) through December 31, 1997, for the month ended January 31, 1998 and for the period from July 28, 1997(Date of Inception) through January 31, 1998.

Auditor's Report...........................................16

Balance Sheets.............................................17

Statements of Operations...................................18

Statement of Stockholders' Equity..........................19

Statements of Cash Flows...................................20

Notes to Financial Statements..............................21




                                      (15)
                          lNDEPENDENT AUDITORs' REPORT

Board of Directors and Stockholders
Toups Technology Licensing, lncorporated
(A Development Stage Company)
Largo, Florida

     We have audited the accompanying balance sheets of Toups Technology Licensing, lncorporated (A Development Stage Company) as of December 31, 1997 and January 31, 1998, and the related statements of operations, stockholders' equity, and cash flows for the period from July 28, 1997 (Date of Inception) through December 31, 1997, for the month ended January 31, 1998, and for the period from July 28, 1997 (Date of Inception) through January 31, 1998.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supPorting the amounts and disclosures in the financial statements. An audt also includes assessing the accounting principles used and significant estimates made by management, as weII as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Toups Technology Licensing, lncorporated (A Development Stage Company) as of December 31, 1 997 and January 31, i998, and the results of its operations and its cash flows for the period from July 28, l997 (Date of Inception) through December 31, 1997, for the month ended January 31, 1998, and for the period from July 28, 1997 (Date of Inception) through January 31, 1998.


February 12, 1998

Harper, Van Scoik & Company, L. L. P.
A WORLDWlDE ORGANIZATION OF ACCOUNTlNG FlRMS AND BUSlNESS ADVlSORS


                                      (16)

                     Toups Technology Licensing Incorporated
                          (A Development Stage Company)


Balance Sheet (audited)

                                 BALANCE SHEETS
                     December 31, 1997 and January 31, 1998

                                       December 31          January 31
                                          1997                 1998
                                          ----                 ----
Assets:
   Cash                                 $60,421             $185,920
   Prepaid royalty expenses              96,000              176,000
   Property and equipment                     -                3,433
   Deferred Charges                       5,075                8,775
                                          -----                -----
         Total assets                  $161,496             $374,128
                                       ========             ========
Liabilities:
   Accounts payable and                  $8,559               $1,694
     accrued liabilities
   Accrued royalty expenses              85,000              145,000
                                         ------              -------

         Total liabilities               93,559              146,694

Stockholders' equity:
   Common stock                           8,510                9,049
   Additional paid-in capital            99,850              284,036
   Deficit accumulated during
     development stage                  (40,423)             (65,651)
                                        --------             --------

         Total stockholders' equity      67,937              227,434
                                         ------              -------
         Total liabilities and
           stockholders' equity         $93,559              $374,128
                                        =======              ========









                        See Notes to Financial Statements


                                      (17)

                    TOUPS TECHNOLOGY LICENSING, INCORPORATED
                          (A Development Stage Company)

Statement of Operations (audited)


                             STATEMENT OF OPERATIONS
                   For the period from July 28, 1997 (Date of
            Inception) through December 31, 1997, for the month ended
              January 31, 1998, and the period from July 28, 1997
                  (Date of Inception) through January 31, 1998



                             July 28, 1997                      July 28, 1997
                             (inception)          Month           (Inception)
                               through            Ended             through
                              December          January 31         January 31,
                                1997              1998               1998
                                ----              ----               ----

Interest Income              $    543           $     327        $      870

Expenses:
  Salaries                     17,902               6,227            24,129
  Consulting fees              14,209               6,536            20,745
  Other operating costs         8,855              12,792            21,647
                                -----              ------            ------
Total expenses                 40,966              25,555            66,521
                               ------              ------            ------

Net loss                      $40,423             $25,228           $65,651
                              =======             =======           =======

Weighted average number
  of shares outstanding     8,358,057           8,723,960         8,418,390

Net loss per share              $.005               $.003             $.008








                        See Notes to Financial Statements



                                      (18)

                    TOUPS TECHNOLOGY LICENSING, INCORPORATED
                          (A Development Stage Company)


Statement of Stockholders' Equity (audited)


                        STATEMENT OF STOCKHOLDERS' EQUITY
                   For the period from July 28, 1997 (Date of
               Inception) through December 31, 1997, for the month
                             ended January 31, 1998,
                        and the period from July 28, 1997
                  (Date of Inception) through January 31, 1998



                                                        Deficit
                                                      Accumulated
                               Common    Additional    During
                       Number   Stock      Paid-in     Development
                    of Shares  (At Par)    Capital        Stage     Total
                    ---------  --------    -------        -----     -----

Issuance of common
stock upon inception 8,250,000   $8,250        $-0-       $-0-     $8,250

Stock issued for:

Services               110,000       110      -            -          110
Cash                   150,000       150     99,850        -      100,000

Deficit accumulated
during development
stage through
December 31, 1997          -         -         -      (40,423)   (40,423)
                           -         -         -      --------   --------
Balance
December 31, 1997    8,510,000     8,510     99,850    (40,423)    67,937

Stock issued for:
Cash                   278,714       279    184,186         -     184,465
Services               140,000       140      -             -         140
Rent                   120,000       120      -             -         120

Deficit accumulate
during development
stage January 1,
1998 through January
31, 1997                     -         -      -        (25,228)   (25,228)
                             -         -      -        --------   --------
Balance
January 31, 1998         9,048,714  $9,049  $284,036   $(65,651)  $227,434
                         =========  ======  ========   ========   ========





                        See Notes to Financial Statements


                                      (19)

                    TOUPS TECHNOLOGY LICENSING, INCORPORATED
                          (A Development Stage Company)

Statement of Cash Flows (audited)


                             STATEMENT OF CASH FLOWS
                   For the period from July 28, 1997 (Date of
               Inception) through December 31, 1997, for the month
                             ended January 31, 1998,
                        and the period from July 28, 1997
                  (Date of Inception) through January 31, 1998

                                   July 28, 1997                July 28, 1997
                                    (Inception)      Month      (Inception)
                                      through        Ended        through
                                      December     January 31,  January 31,
                                        1997         1998           1998
                                        ----         ----           ----

Cash flows from operating activities:
Net loss                             $(40,423)     $(25,228)     $(65,651)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
Capital  stock issued
  for services and  rent               8,360           260          8,620
(increase prepaid expenses           (96,000)      (80,000)      (176,000)
Increase in deferred charges          (5,075)       (3,700)        (8,775)
Increase (decrease) in
accounts payable                        8,559       (6,865)          1,694
Increase in accrued
royalty expenses                       85,000        60,000        145,000
                                       ------        ------        -------

Net cash used by
operating activities                  (39,579)      (55,533)       (95,112)

Cash flows from investing activities:
Acquisition of equipment                  -          (3,433)        (3,433)
                                          -          -------        -------

Net cash used
by investing activities                   -          (3,433)        (3,433)
                                          -          -------        -------

Cash flows from
financing activities:
Proceeds from sale of
capital stock                       100,000          184,465        284,465
                                    -------          -------        -------

Net cash provided by
financing activities                100,000          184,465        284,465

Cash, beginning of period                 -           60,421              -
                                          -           ------              -

Cash, end of period                 $60,421         $185,920       $185,920
                                    ======          ========       ========






                        See Notes to Financial Statements


                                      (20)

                    TOUPS TECHNOLOGY LICENSING, lNCORPORATED
                          (A Development Stage Company)

                          NOTES TO FlNANClAL STATEMENT
                     December 31, 1997 and January 31, 1998

1. Summary of Significant Accounting Policies

   Company - Toups Technology Licensing, lncorporated (Company), a Florida Corporation, was formed on July 28, l997, and activated its startup operations on November 1, 1997 to facilitate market applications through the licensing of late-stage technologies primarily in the energy, environmental and natural resources market segments. The Company selects proprietary products or devices within market segments which management perceives are not subject to rapid change and can be delivered to the marketplace within a three to six month period. The Company is in the development stage of its operations and has not realized any revenues from its product lines (see subsequent event note 7). The Company's intended market will be world-wide.

   Machinery and Equipment - Machinery and equipment are recorded at cost. Depreciation is computed on an accelerated method over seven years.

   Estimates - The  preparation  of  financial  statements  in  conformity  with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Income Taxes - Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

2. Capital Stock

   Common

   The Company is authorized to issue 20 million shares of common stock with a par value of $0.001 (one, one-thousandth dollar) per share. As of December 31, ol997 and January 31, 1998, there were 8,510,000 and 9,048,714 shares issued and outstanding, respectively. Each share of common stock has one vote on all matters acted upon by the shareholders. Of the 9,048,714 shares issued and outstanding at January 31, i998, 428,714 shares are unrestricted and 8,620,000 shares are restricted as to the sale to other parties.

   Preferred

   The Company is also authorized to issue 10 million shares of preferred stock having a par value of $i per share. There were no preferred shares issued outstanding at either December 31, 1997 or January 31, 1998,

3. Employment Agreements Stock Commitments

   The Company entered into a series of one-year employment contracts. Within those contracts, 85,000 shares of stock were issued to certain employees.
   These shares have been recorded in the accompanying balance sheet. Additionally, there are incentive clauses in these contracts that allow up to another 270,000 shares of common stock to be issued to employees if certain goals are met. None of these shares are scheduled to be issued to officers, directors, or holders of more than 5% of the outstanding stock. The additional 270,000 shares have not been recorded in the accompanying financial statements.

4, Licensing Agreement Commitments

   The Company entered into two licensing agreements in November 1997, whereby, the Company has exclusive rights to make, use, lease, market and sell these product lines. In January, 1998, the Company executed a five year manufacturing agreement with a third licensor. In exchange for these rights, under the three agreements, the Company has committed to pay the Licensor a 6% royalty as computed by those agreements. The Company agreed to pay a minimum of $176,000 of royalties in1998, of which $31.000 has been paid as of January 31, 1998. The remaining royalty payments for the initial licensing term will be paid as follows:

                                      (21)

              Year Ending
              -----------
                  1998           $145,000
                  1999             96,000
                  2000             96,000
                                   ------
                                 $337,000
                                 ========

       The Company can offset these advanced payments against the royalties earned in 1998 through the year 2000. The $l45,000 has been recorded as a liability in the accompanying balance sheet.

       In addition to the above, if the Company exercised its option to renew the licenses it will have future minimum royalties as follows:

                  Year Ending
                  2001                              $200,000
                  2002                              $250,000
                  2003                              $300,000
                  2004 and every year thereafter    $400,000

5. Non-Cash Disclosures

     The following transactions were excluded from the statement of cash flows because they were not cash transactions.

     At inception the Company issued 8,250,000 shares to its organizers. These shares of stock were recorded at a total of $8,250.

     In addition to the commitments described in the 'licensing agreement commitment" note, the Company issued 115,000 shares of stock to the licensors of the Company's three technologies. These shares of stock were recorded at a total of $115.

     The Company issued 135,000 shares of stock to consultants and employees. These shares were recorded at $135.

     The Company issued 120,000 shares of stock for the use of operating facilities for one year. These shares of stock were recorded at $120.

6. Income Taxes

       A deferred tax asset stemming from the Company's net operating loss carryforward has been reduced by a valuation account to zero due to uncertainties regarding the utilization of the deferred asset. The deferred tax asset and the corresponding valuation allowance were approximately $8,085 as of December 31, 1997.

   The net operating loss of $40,423 will expire in 2012.

         Deferred tax asset:
           Net operating loss carryforwards     $8,085
           Less valuation allowance              8,085
                                                ------
                Net deferred taxes              $    -
                                                ======

7. Subsequent Event

     Management has agreed in principle to the sale of the first Balanced Oil Recovery System Lift Pumps. These pumps are expected to be installed in April and May of .1998 at a total sales price of $180,000.


                                      (22)

                                    PART III

                           ITEM 1 - INDEX TO EXHIBITS

         #Exhibit
         --------

         EX-3.(i)      Articles of Incorporation

         EX-3.(ii)     By-laws

         EX-5          Opinion re legality

         EX-10.(i)     BPV License Agreement (BP Valves)

         EX-10.(ii)    WAFT License Agreement (AquaFuel)

         EX-10.(iii)   BORS Lift Manufacturing License Agreement

         EX-23         Auditor's Consent



                                      (23)

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                        Toups Technology Licensing, Inc.
                                  (Registrant)

                          February, 23, 1998



                          By Leon H. Toups, Chief Executive Officer




                                S/S LEON H. TOUPS
                              -----------------
                                  (Signature)*




                                       (24)